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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         BARRETT RESOURCES CORPORATION
                           (Name of Subject Company)

                         BARRETT RESOURCES CORPORATION
                      (Name of Person(s) Filing Statement)

                               ----------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   068480201
                       (CUSIP Number of Class Securities)

                               ----------------

                              Eugene A. Lang, Jr.
                           Executive Vice President,
                         General Counsel and Secretary
                         Barrett Resources Corporation
                              1515 Arapahoe Street
                              Tower 3, Suite 1000
                             Denver, Colorado 80202
                                 (303) 572-3900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies to:

                                 Thomas A. Cole
                                  Paul L. Choi
                               Michael A. Gordon
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000

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

Item 1. Subject Company Information.

   (a) The name of the subject company is Barrett Resources Corporation, a Delaware corporation (the "Company" or "Barrett"). The address of its principal executive offices is 1515 Arapahoe Street, Tower 3, Suite 1000, Denver, Colorado 80202. The phone number for its principal executive offices is (303) 572-3900.

   (b) The title of the class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of the Company, together with the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Rights Agreement, dated as of August 5, 1997, as amended (the "Rights Agreement"), between the Company and BankBoston, N.A., as Rights Agent (the Common Stock, together with the Rights, are hereinafter referred to as the "Shares"). As of March 15, 2001, there were 33,461,004 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

 (a) Name and Business Address of Person Filing this Statement.

   The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference. The Company's Web site address is www.brr.com. The information on the Company's Web site should not be considered a part of this Statement.

 (b) Tender Offer of the Bidder.

   This Statement relates to the offer to purchase by SRM Acquisition Company (the "Bidder"), a Delaware corporation and an indirect wholly-owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), disclosed in a Tender Offer Statement on Schedule TO (the "Shell Schedule TO") filed with the Securities and Exchange Commission (the "SEC") on March 12, 2001. According to the Shell Schedule TO, the Bidder is offering, upon the terms and subject to the conditions set forth in the Shell Offer to Purchase, dated March 12, 2001 and in the related Letter of Transmittal (which together constitute the "Shell Offer"), to purchase all outstanding Shares at a price per share of $55.00, net to the seller in cash (the "Shell Offer Price").

   According to the Shell Schedule TO, if the Shell Offer succeeds, Shell intends to consummate a merger (the "Proposed Merger") pursuant to which all Shares not tendered and purchased pursuant to the Shell Offer (other than Shares Shell or its direct or indirect subsidiaries, including the Bidder, own, Shares the Company holds in its treasury, or Shares of stockholders who perfect available appraisal rights under the Delaware corporate law) would be acquired for the Shell Offer Price.

   According to the Shell Schedule TO, the address of the principal executive offices of Shell and the Bidder is One Shell Plaza, 910 Louisiana, Houston, Texas 77602.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

 (a) Arrangements with Executive Officers, Directors or Affiliates of the
 Company.

   Except as described (i) in this Statement, (ii) on pages 5 through 15 of the Company's Proxy Statement (the "2000 Proxy Statement"), dated March 28, 2000, sent by the Company to its stockholders in connection with its 2000 Annual Meeting of Stockholders, held on May 4, 2000, which is attached to this Statement as Exhibit (e)(1) and incorporated herein by reference, and (iii) on pages 6 through 13, pages A1 through A7, and pages B1 through B6 of the Company's Preliminary Proxy Statement (the "Preliminary Proxy Statement"), filed with the SEC on March 16, 2001, which is attached to this Statement as Exhibit (e)(2) and incorporated herein by reference, there are no material agreements, arrangements, or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) Shell or the Bidder, or any of their respective executive officers, directors or affiliates.

   If the directors and executive officers of the Company who own Shares tender their Shares in the Shell Offer or their Shares are acquired in the Proposed Merger, they will receive the Shell Offer Price for their Shares on the same terms and conditions as the other public stockholders. As of March 15, 2001, the directors and executive officers of the Company beneficially owned in the aggregate 1,676,983 Shares, and options to purchase an additional 1,083,874 Shares, all of which options will become exercisable upon a change-in-control of Barrett. If they tender all of their Shares, including all Shares issuable upon the exercise of options described in the preceeding sentence, in the Shell Offer, they will receive payment for their Shares in the same manner and to the same extent as other stockholders of the Company.

Item 4. The Solicitation or Recommendation.

 (a) Solicitation/Recommendation.

   On March 1, 2001, Shell delivered a letter to the Company proposing to acquire the Company for $55.00 per share in cash. At a special telephonic meeting on March 3, 2001 and at its regularly scheduled meetings on March 7 and 8, 2001, the Board of Directors met to consider Shell's proposal. At each meeting, the Board of Directors carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Shell proposal and other matters, including discussions with its financial and legal advisors. On March 8, 2001, the Board decided to take all necessary steps to maximize stockholder value. In that regard, the Board directed management to promptly seek strategic alternatives, including the sale of the Company. Barrett then immediately commenced the process of seeking other proposals from a number of qualified parties. In light of these decisions, the Board announced that it had reviewed and rejected Shell's proposal.

   On March 12, 2001, Shell and the Bidder commenced an unsolicited tender offer to purchase the Shares at $55.00 per share in cash. Starting from March 12, 2001, the Board held a series of special meetings to, among other things, evaluate the Shell Offer and review the status of Barrett's solicitation of proposals from other parties.

   On March 22, 2001, the Barrett Board held a special meeting at which the Barrett Board again reviewed the Shell Offer and its terms and conditions with Barrett's financial and legal advisors. At the meeting, the financial advisors, Goldman, Sachs & Co. ("Goldman Sachs") and Petrie Parkman & Co., Inc. ("Petrie Parkman"), each rendered an opinion that, as of the date of such opinion, the Shell Offer Price was inadequate to Barrett's stockholders (other than Shell and its affiliates). In addition, the Board reviewed the Company's business (including its exploration and production activities and reserves), financial performance and future prospects and received an update on the Company's progress in soliciting proposals from other qualified parties. After lengthy analysis and discussions, the Barrett Board unanimously concluded that the Shell Offer is inadequate and not in the best interests of Barrett's stockholders.

   Accordingly the Board unanimously recommends that the Company's stockholders reject the Shell Offer and not tender their shares pursuant to the Shell Offer.

   A copy of a letter to stockholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits (a)(2)(i) and (a)(2)(ii) hereto, respectively, and are incorporated herein by reference.

 (b) Reasons.

   In reaching the conclusions referred to in Item 4(a) above, the Board of Directors took into account numerous factors, including but not limited to the following:

    (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the business in which the Company operates and the Board's belief that the Shell Offer undervalues the Company and does not reflect the current or long-term values inherent in the Company. In this regard, the Board of Directors particularly considered:

      . The positive outlook for the market for natural gas, including the strong commodities market and the favorable long-term outlook for increased gas demand in light of the current and projected tight markets for electricity. The Board further noted that natural gas is widely regarded today as an environmentally preferable fuel source;

      . Barrett's substantial acreage, natural gas reserves and natural gas production located in the Rocky Mountain region, which contains some of the largest and least exploited natural gas basins in the lower 48 states. In this regard, the Board further noted the following:

              . Barrett's acreage and reserves consist predominantly of natural gas located on properties in which Barrett has a high working interest ownership;

              . Barrett operates over 90% of its production, allowing it to exercise substantial control over the timing of its capital expenditures; and

              . Within Barrett's acreage position is a substantial inventory of low-risk, multi-year development drilling opportunities and a number of exploration projects, which if successful would provide even further development drilling opportunities;

      . The potential for significant internal growth of Barrett's natural gas reserves and production due to, among other things, Barrett's large acreage position in the Piceance Basin (134,000 net acres) and the Powder River Basin (476,000 net acres). The Board further noted:

              . With respect to the Piceance Basin, on March 5, 2001, Barrett filed an application with the Colorado Oil and Gas Conservation Commission requesting 20-acre increased density on an additional 16,000 acres. Based on the approval of two prior 20-acre increased density applications covering 13,000 acres, the Company believes its application will be approved. If approved, this application alone would lead to a substantial increase in Barrett's proved natural gas reserves this year; and

              . In the Powder River Basin, Barrett, with its co-venturer, has the largest coal-bed methane acreage position, which includes significant interests in the highly productive Wyodak coal formation, the subject of extensive drilling by industry, and the thicker Big George coal formation, which is in the early stages of development;

      . Based upon the factors described above, it is the Board's belief that it is likely that Barrett will report a further increase in proved natural gas reserves at year-end 2001, which is materially greater than its recent year-to-year increases;

      . Barrett's increase in natural gas reserves from approximately 1.2 trillion cubic feet equivalent at year end 1999 to approximately
         1.4 trillion cubic feet equivalent at year end 2000, even after the record growth in Barrett's production in 2000;

      . Barrett's increase in natural gas production of approximately 18% in 2000, which was generated largely from internal projects rather than through acquisitions and which was significantly higher than many of its competitors;

      . Barrett's strong increase in year-to-date operating cash flow, which has since year-end 2000 resulted in decreasing levels of indebtedness while still funding Barrett's capital expenditure program in full; and

      . The potential evident in Barrett's long-term strategic plan, Barrett's record of achieving its strategic objectives and its strong financial capacity to implement value enhancing opportunities available to Barrett;

    (ii) The opinion of Goldman Sachs, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that, as of March 22, 2001, the Shell Offer Price is inadequate to Barrett's stockholders (other than Shell and its affiliates);

    (iii) The presentation made by Petrie Parkman to the Board at its meeting on March 22, 2001 regarding the Shell Offer and its opinion dated March 22, 2001 that, as of that date and on the basis of and subject to the matters reviewed with the Board, the Shell Offer Price was inadequate from a financial point of view to Barrett's stockholders (other than Shell and its affiliates);

    (iv) The Board's belief, after discussions with its financial advisors and the Board's evaluation of the progress of the previously announced process for seeking strategic alternatives, that there is a reasonable likelihood that the process will yield a superior transaction;

    (v) The opportunistic timing of the Shell Offer to take advantage of a recent decline in Barrett's Share price. In this regard, the Board noted that within the three month period prior to the public announcement of the proposed Shell Offer, the Share price had traded as high as $59.8125 on December 29, 2000, which price was above the Shell Offer Price;

    (vi) The Board's belief that Shell's use of coercive tactics (including Shell's refusal to date to participate in Barrett's publicly announced process designed to maximize stockholder value, the commencement of the unsolicited Shell Offer in the face of Barrett's orderly process and Shell's proposed solicitation of written consents to remove the existing Board and replace it with Shell's nominees) is intended to buy Barrett at a price advantageous to Shell; and

    (vii) The Board's belief, based in part on the factors described above, that the interests of its stockholders would be best served by continuing the Company's plan for maximizing stockholder value by seeking strategic alternatives, rather than accepting Shell's Offer.

   In light of the foregoing, the Barrett Board unanimously concluded that the Shell Offer is inadequate and not in the best interests of Barrett's stockholders. The foregoing discussion of the information and factors considered by the Barrett Board is not intended to be exhaustive but addresses the material information and factors considered by the Barrett Board in its consideration of the Shell Offer. In view of the variety of factors and the amount of information considered, the Barrett Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that stockholders reject the Shell Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Barrett Board may have given differing weights to different factors.

 (c) Intent to Tender.

   To the knowledge of the Company, none of its executive officers, directors, affiliates or subsidiaries presently intends to tender any Shares that are held of record or beneficially owned by that person. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

   Pursuant to a letter agreement (the "Goldman Sachs Letter Agreement") dated March 3, 2001, Barrett has engaged Goldman Sachs to act as its financial advisor in connection with the Shell Offer and certain other possible transactions, and agreed to pay Goldman Sachs (X) a fee of $500,000 payable on the date of the Goldman Sachs Letter Agreement, (Y) a fee equal to 0.55% of the aggregate value of any transaction up to $55.00 per share, and, if the holder receives more than $55.00 per share in any such transaction, a fee equal to the fee payable assuming that the holder received $55.00 per share plus 1.5% of the amount per share received by such holder in excess of $55.00 per share, multiplied by the fully diluted number of shares outstanding, in the event that
(i) at least 15% of the outstanding stock of Barrett is acquired by a third party, (ii) all or substantially all of the assets of Barrett are sold or (iii) a recapitalization transaction involving Barrett occurs and (Z) $2.0 million on each of four successive quarterly dates if certain transactions involving Barrett have not then occurred. The amount paid in connection with clause (X) is creditable against the amount payable in connection with clauses (Y) and
(Z). In addition, the amount paid in connection with clause (Y) is creditable against the amount payable in connection with clause (Z) and vice versa.

   Barrett has agreed to reimburse Goldman Sachs periodically for their reasonable out-of-pocket expenses. In addition, Barrett has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under federal securities laws.

   Pursuant to the terms of a letter agreement (the "Petrie Parkman Letter Agreement") dated as of March 7, 2001, Barrett has engaged Petrie Parkman to act as its financial advisor in connection with the Shell Offer and certain other possible transactions, and agreed to pay Petrie Parkman the following compensation:

    a. a fee of $1,000,000 in cash payable promptly following the Company's execution of the Petrie Parkman Letter Agreement; plus

    b. a one-time advisory fee of $1,000,000 in cash payable promptly upon the earlier of (i) the substantial completion by Petrie Parkman of the work deemed sufficient by Petrie Parkman to render an opinion as to the fairness or adequacy, from a financial point of view, to the Company or its stockholders of the consideration to be paid or received by the Company or its stockholders in any Transaction (as that term is defined below), or (ii) the consummation of a Transaction; plus

    c. an incremental fee of $400,000 in cash for each $1.00 per share of consideration (both cash and non-cash) above $55.00 per share received by Barrett stockholders upon consummation of a Transaction.

   The term "Transaction" in the Petrie Parkman Letter Agreement means a possible merger or business combination to which Barrett is party or an acquisition of a majority of the shares of Common Stock through a tender offer or exchange offer, or a sale of, or joint venture transaction involving, all or substantially all of Barrett's assets with, of, or to one or more other parties.

   Barrett has agreed to reimburse Petrie Parkman for its reasonable out-of-pocket expenses related to the Petrie Parkman Letter Agreement, including the reasonable fees and expenses of its counsel. In addition, Barrett has agreed to indemnify Petrie Parkman against certain liabilities, including, but not limited to, liabilities under federal securities laws.

   The Company also has retained Citigate Sard Verbinnen as a public relations advisor in connection with the Shell Offer and has retained Innisfree M&A Incorporated to assist the Company in connection with communications with stockholders and to provide other services in connection with the Shell Offer. The Company will pay Citigate Sard Verbinnen and Innisfree M&A Incorporated reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

   Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Shell Offer.

Item 6. Interest in Securities of the Subject Company.

   There have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for (1) nominal periodic purchases through Barrett's 401(k) plan made by the 401(k) trustee and allocated to the accounts of Dean J. Gallacher, Robert W. Howard, Joseph N. Jaggers, J. Frank Keller, Eugene A. Lang Jr., Logan Magruder, III and Steven G. Natali and (2) the delivery by Mr. Lang of 1,275 Shares at a price per Share of $49.53, along with $132.46 in cash, to Barrett as payment of the exercise price of options to purchase 3,041 Shares at an exercise price of $20.81 per Share on February 20, 2001.

Item 7. Purposes of the Transaction and Plans or Proposals.

   For the reasons discussed in Item 4 above, the Board of Directors of the Company has concluded that the Shell Offer is inadequate and not in the best interests of the Company and its stockholders and that, in light of the Company's future prospects, the interests of the stockholders will be best served by pursuing strategic alternatives, including seeking proposals from a number of qualified parties. These alternatives could lead to and involve undertaking negotiations which may result in: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) a material change in the present capitalization or dividend policy of the Company. As of the date hereof, there have been contacts with parties who have expressed interest in the possibility of pursuing various types of transactions with the Company. The Company has entered into confidentiality agreements concerning the furnishing of confidential information to certain third parties.

   The Board has determined that disclosure of the substance of negotiations concerning, or the possible terms of, or potential parties to, any transactions or proposals of the type referred to above in this Item 7 prior to reaching an agreement in principle with respect thereto would jeopardize the initiation or continuation of negotiations with respect to such transactions and has, accordingly, adopted a resolution directing that no such disclosure with respect to any such transaction be made until such agreement in principle has been reached.

   There can be no assurance that any of the foregoing actually will result in any transaction. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in the withdrawal of the Shell Offer.

   At its March 14, 2001 meeting, the Board resolved to amend Barrett's Bylaws to remove two provisions relating to the ability of stockholders to take certain actions by written consent. The deleted provisions required 60 days' advance notice for the nomination of directors by written consent and prohibited stockholders from amending the Bylaws without convening a stockholder meeting. A copy of the amended sections of to the Bylaws is attached as Exhibit (a)(5)(xi).

   Pursuant to actions taken by the Board, any Distribution Date under the Rights Agreement that arises solely by the virtue of the lapse of time following the commencement of, or the first public announcement by Shell of its intent to commence, the Shell Offer, has been delayed until such time as the Board of Directors or any authorized committee thereof shall designate, by subsequent resolution duly adopted by the Board or such committee thereof.

Item 8. Additional Information.

 Director Nominations by Shell

   On March 12, 2001, the Bidder filed a preliminary consent solicitation statement with the SEC, in connection with its plan to solicit written consents from Barrett's stockholders (the "Shell Consent Solicitation") to, among other things, remove all of the current members of the Board of Directors and replace them with Shell's nominees. Shell also disclosed that, if elected, the directors nominated by Shell, subject to their fiduciary duties, would take action to redeem the Rights (or amend the Rights Agreement to make the Rights inapplicable to the Shell Offer and the Proposed Merger), approve the Shell Offer and the Proposed Merger under Section 203 of the Delaware corporate law, and take such other actions and seek or grant such other consents or approvals as may be desirable or necessary to expedite prompt consummation of the Shell Offer and the Proposed Merger.

 Certain Litigation.

   On March 7, 2001, Shell filed a complaint against Barrett in the Delaware Court of Chancery. The Shell complaint sought an order declaring Article III,
Section 3 of the Barrett Bylaws to be in violation of Section 228 of the Delaware corporate law. Article III, Section 3 provides that nominations by stockholders for directors to be elected by written consent must be delivered in writing to the Barrett Corporate Secretary not less than 60 days nor more than 90 days prior to the first solicitation of any written consents for the election of those nominees. In addition, Shell asked the Court to enjoin Barrett, or anyone acting on Barrett's behalf or in concert with Barrett, from enforcing Article III, Section 3. The Shell complaint also seeks an order declaring Article IX, Section 4 of the Barrett Bylaws to be in violation of
Section 228 of the Delaware corporate law and again asks the Court to enjoin Barrett, or anyone acting on Barrett's behalf or in concert with Barrett, from enforcing that Bylaw. Article IX, Section 4 provides that the Barrett Bylaws may be amended at a meeting of stockholders but not by their written consent. It includes certain requirements of advance notice of the proposed amendment to Barrett and the Board. On March 12, 2001, Shell filed an amended complaint adding the Bidder as a plaintiff and the individual directors of Barrett as defendants. Shell alleges that the Barrett directors have breached their fiduciary duties by failing to amend the Bylaws that allegedly violate state law. On March 12, 2001, Shell also filed a motion with the Court seeking an expedited proceeding for matters asserted in its complaint. On March 14, 2001, Barrett amended the Bylaws to delete the two provisions that are the subject of this litigation. A copy of the Shell amended complaint is filed as Exhibit (a)(5)(i) hereto and is incorporated herein by reference. The foregoing description of the Shell amended complaint is qualified in its entirety by reference to such Exhibit.

   On March 12, 2001, Shell and the Bidder filed a complaint against Barrett in the United States District Court for the District of Delaware. The complaint seeks an order declaring that the Shell Consent Solicitation, the Shell Offer documents and other documents filed with the SEC comply with all federal laws. In addition, the complaint asks the Court to enjoin Barrett, or anyone acting on Barrett's behalf or in concert with Barrett, from commencing in any other forum litigation that relates to the Shell Consent Solicitation or the Shell Offer or any matters concerning them. A copy of the Shell federal complaint is filed as Exhibit (a)(5)(ii) hereto and is incorporated herein by reference. The foregoing description of the Shell federal complaint is qualified in its entirety by reference to such Exhibit.

   Several actions have been filed against Barrett and the Board in the Delaware Court of Chancery on behalf of purported classes of Barrett stockholders. Although containing slightly different allegations, all of the complaints allege that the Board is violating its fiduciary duties to stockholders. The various actions ask the Court to order the Board to evaluate Barrett's net worth, to inform itself about the Shell Offer and other potential acquirers, to enhance Barrett's value, to negotiate with Shell, and to conduct an auction for Barrett. Some of the complaints also challenge the Rights Agreement and the two recently-deleted provisions of the Bylaws challenged in Shell's suit in the Delaware Court of Chancery. In addition to the injunctions, the actions request payment of alleged damages and plaintiffs' attorneys' fees. Copies of the Delaware actions are filed as Exhibits (a)(5)(iii), (a)(5)(iv),
(a)(5)(v), (a)(5)(vi), (a)(5)(vii) and (a)(5)(viii) hereto and are incorporated herein by reference. The foregoing description of the Delaware actions is qualified in its entirety by reference to such Exhibits.

   Two actions have been filed against Barrett and the Board in the District Court for the City and County of Denver, Colorado on behalf of purported classes of Barrett stockholders. These actions allege that the Board will violate its fiduciary duties to stockholders if it allows Barrett to consummate the Shell Offer. The actions ask the Court to enjoin the Board from agreeing to the Shell Offer and to require the Board to implement a fair process in order to sell the Company in a way that maximizes stockholder value. Copies of the Colorado actions are filed as Exhibits (a)(5)(ix) and (a)(5)(x) hereto and are incorporated herein by reference. The foregoing description of the Colorado actions is qualified in its entirety by reference to such Exhibits.

Item 9. Materials to be Filed as Exhibits.

 Exhibit (a)(2)(i)    Letter to Stockholders of Barrett, dated March 23, 2001*

 Exhibit (a)(2)(ii)   Text of Press Release dated March 22, 2001 issued by the Company

 Exhibit (a)(5)(i)    Amended Complaint filed in the Court of Chancery of the State of Delaware in and for
                      New Castle County in Shell Oil Company v. Barrett Resources Corporation, Civil
                      Action
                      No. 18709

 Exhibit (a)(5)(ii)   Complaint filed in the United States District Court for the District of
                      Delaware in Shell Oil Company v. Barrett Resources Corporation, Civil Action
                      No. 01-161

 Exhibit (a)(5)(iii)  Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Buchinger v. Buford et al., Civil Action No. 18719-NC

 Exhibit (a)(5)(iv)   Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Beiler v. Barrett et al., Civil Action No. 18716-NC

 Exhibit (a)(5)(v)    Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Casden v. Dea et al., Civil Action No. 18712-NC

 Exhibit (a)(5)(vi)   Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Deitz v. Dea et al., Civil Action No. 18715-NC

 Exhibit (a)(5)(vii)  Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Ferrari v. Dea et al., Civil Action No. 18714-NC

 Exhibit (a)(5)(viii) Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Grillo v. Barrett Resources Corporation et al., Civil
                      Action No.
                      18718-NC

 Exhibit (a)(5)(ix)   Class Action Complaint filed in District Court, City and County of Denver,
                      Colorado in
                      Scheibe v. Barrett Resources Corporation, et al., Case Number 01 CV 1210

 Exhibit (a)(5)(x)    Class Action Complaint filed in District Court, City and County of Denver,
                      Colorado in Tomlinson v. Barrett Resources Corporation, et al., Case Number 01
                      CV 1245

 Exhibit (a)(2)(xi)   Bylaw Amendments

 Exhibit (e)(1)       Pages 5-15 of the Proxy Statement dated March 28, 2000 of Barrett for its 2000
                      Annual Meeting of Stockholders

 Exhibit (e)(2)       Pages 6-13, A1-A7 and B1-B6 of the Preliminary Proxy Statement filed with the
                      SEC on March 16, 2001

 Exhibit (g)          None

--------
*Included in copies mailed to the Company's stockholders.

   This document and the exhibits attached hereto may contain certain statements that are considered "forward-looking statements" under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "PSLRA"). Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of the Company, including certain risks described from time to time in the Company's reports with the Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K. The safe harbor provisions of the PSLRA with respect to forward-looking statements are not available to statements made in connection with a tender offer.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BARRETT RESOURCES CORPORATION

                                             /s/ Peter A. Dea
                                          By: _________________________________
                                            Name: Peter A. Dea
                                            Title:  Chairman of the Board and
                                                  Chief Executive Officer

Dated: March 23, 2001

                                 EXHIBIT INDEX

 Exhibit (a)(2)(i)    Letter to Stockholders of Barrett, dated March 23, 2001*

 Exhibit (a)(2)(ii)   Text of Press Release dated March 22, 2001 issued by the Company

 Exhibit (a)(5)(i)    Amended Complaint filed in the Court of Chancery of the State of Delaware in and for
                      New Castle County in Shell Oil Company v. Barrett Resources Corporation, Civil
                      Action
                      No. 18709

 Exhibit (a)(5)(ii)   Complaint filed in the United States District Court for the District of
                      Delaware in Shell Oil Company v. Barrett Resources Corporation, Civil Action
                      No. 01-161

 Exhibit (a)(5)(iii)  Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Buchinger v. Buford et al., Civil Action No. 18719-NC

 Exhibit (a)(5)(iv)   Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Beiler v. Barrett et al., Civil Action No. 18716-NC

 Exhibit (a)(5)(v)    Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Casden v. Dea et al., Civil Action No. 18712-NC

 Exhibit (a)(5)(vi)   Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Deitz v. Dea et al., Civil Action No. 18715-NC

 Exhibit (a)(5)(vii)  Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Ferrari v. Dea et al., Civil Action No. 18714-NC

 Exhibit (a)(5)(viii) Class Action Complaint filed in Court of Chancery of the State of Delaware in and for
                      New Castle County in Grillo v. Barrett Resources Corporation et al., Civil
                      Action No.
                      18718-NC

 Exhibit (a)(5)(ix)   Class Action Complaint filed in District Court, City and County of Denver,
                      Colorado in
                      Scheibe v. Barrett Resources Corporation, et al., Case Number 01 CV 1210

 Exhibit (a)(5)(x)    Class Action Complaint filed in District Court, City and County of Denver,
                      Colorado in Tomlinson v. Barrett Resources Corporation, et al., Case Number 01
                      CV 1245

 Exhibit (a)(2)(xi)   Bylaw Amendments

 Exhibit (e)(1)       Pages 5-15 of the Proxy Statement dated March 28, 2000 of Barrett for its 2000
                      Annual Meeting of Stockholders

 Exhibit (e)(2)       Pages 6-13, A1-A7 and B1-B6 of the Preliminary Proxy Statement filed with the
                      SEC on March 16, 2001

 Exhibit (g)          None

--------
*Included in copies mailed to the Company's stockholders.